FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Allen, Michael (Last) (First) (Middle) 77 W. Wacker Drive (Street) Chicago, IL 60601 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 11/06/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

R.R. Donnelley & Sons Company
DNY

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     Executive Vice President, RR Donnelley Print Solutions
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, and rights to purchase Series A Junior Participating Preferred Stock attached thereto	31,797(1)	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Employee Stock Option (Right to Buy)	12/10/1996 / 12/09/2002	Common Stock / 5000	$31.375	D
Employee Stock Option (Right to Buy)	12/09/1997 / 12/08/2003	Common Stock / 8500	$30.188	D
Employee Stock Option (Right to Buy)	12/12/1998 / 12/11/2004	Common Stock / 14000	$28.438	D
Employee Stock Option (Right to Buy)	12/15/1999 / 12/14/2005	Common Stock / 14000	$38.063	D
Employee Stock Option (Right to Buy)	12/18/2000 / 12/17/2006	Common Stock / 20000	$30.375	D
Employee Stock Option (Right to Buy)	3/26/2002 / 3/25/2008	Common Stock / 19500	$41.563	D
Employee Stock Option (Right to Buy)	(2) / 3/24/2009	Common Stock / 19500	$34.281	D
Employee Stock Option (Right to Buy)	(3) / 3/22/2010	Common Stock / 77400	$21.094	D
Employee Stock Option (Right to Buy)	3/23/1999 / 3/21/2005	Common Stock / 100	$35.438	D
Explanation of Responses:

(1) Includes shares acquired pursuant to 401(k) Plan.
(2) The option became exercisable as to 11,700 shares on 3/25/02 and becomes exercisable as to the remaining 7,800 shares on 3/25/03.
(3) The option becomes exercisable as to 25,800 shares on 3/23/03 and as to the remaining 51,600 shares on 3/23/04.

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Monica M. Fohrman, Jennifer B. Reiners and Scott D. Russell, and each of them, his/her true and lawful attorney-in-fact and agent in any and all capacities, to:

(1) execute for and on behalf of the undersigned, in the undersigned's capacity as a director or officer of R.R. Donnelley & Sons Company (the "Company"), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as Forms 144 in accordance with the Securities Act of 1933 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, 5, and/or Form 144, and timely file such Form(s) with the United States Securities and Exchange Commission ("SEC") and the New York Stock Exchange, including completion of Form ID or any other form or document required to utilize the SEC's electronic filing system; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each attorney-in-fact named herein full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, with full power of substitution or revocation, hereby ratifying and confirming that such attorney-in-fact or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 of the Exchange Act, as amended.

The undersigned revokes all prior powers of attorney related to the subject matter of this Power of Attorney. This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company unless earlier revoked by the undersigned in signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 6th day of November, 2002.

/s/ Michael B. Allen

By: /s/ Jennifer Reiners, pursuant to a power of attorney 11/18/2002 ** Signature of Reporting Person Date SEC 2270 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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